Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES THE SUBSTANTIAL COMPLETION OF ITS MULTI-YEAR

TOTAL BUSINESS TRANSFORMATION INITIATIVE AND THE RETIREMENT

OF JAY MEHR, PRESIDENT

Calgary, Alberta (March 5, 2020) – Shaw Communications Inc. (“Shaw”) is pleased to confirm today the substantial completion of its multi-year and enterprise-wide Total Business Transformation (“TBT”) announced in February 2018, which was focused on reinventing our operating model to better meet the changing needs and expectations of consumers and businesses.

“As part of this journey, we have become a more focused, agile and accountable organization, which has allowed us to drive meaningful productivity improvements in the way we operate and invest so that we can deliver a superior connectivity experience by leveraging our world-class converged network,” said Brad Shaw, CEO of Shaw Communications.

“We are also announcing today the retirement of Jay Mehr, President of Shaw Communications, effective April 9, 2020. On behalf of our Board and our employees, I want to thank Jay for his nearly 25 years of distinguished service at Shaw including playing a pivotal role in the launch of a broad range of successful consumer and business initiatives,” Mr. Shaw said. “Jay’s contributions over the years are too many to fully list and include his leadership in introducing Shaw to Vancouver and the Lower Mainland, building deep strategic relationships with industry-leading partners to gain scale and operational efficiencies, and most recently achieving stability in our Consumer division. Having risen through the ranks, he ensured that the contributions and input from our field, branch and operations staff were recognized and acted upon—a practice that we will carry on.”

“I am extremely proud of the work we have accomplished together and thankful towards Brad, the Shaw Family, our Board and, in particular, each and every Shaw team member—so humbled to be their colleague,” Mr. Mehr said. “While the decision to retire from Shaw was not easy, I take great comfort in knowing that our customers are the source of our innovation and their experiences are at the forefront of every decision made by our exceptionally talented leadership team and our highly engaged employees. I look forward to celebrating their successes as I transition to the next chapter of my life.”

As part of the evolution to deliver integrated connectivity experiences to our customers, we are pleased to announce the appointment of Paul McAleese to President, Shaw Communications Inc. In his new role, Paul will be responsible for overseeing all sales, marketing, base management and customer facing areas of the business, including both the Wireless and Wireline divisions. Since joining Shaw three years ago, Paul has demonstrated a strong track record of delivering profitable Wireless growth, instilling operational discipline and building high performing teams.

During Paul’s tenure, wireless subscribers have grown by more than 50%, Wireless revenue has approximately doubled and now exceeds $1 billion, and our high-quality LTE network has expanded to now make Freedom Mobile’s wireless affordability and innovation available to approximately 18 million Canadians. Prior to joining Shaw, Paul held executive-level positions with leading telecommunications operators in the United States, Europe, and Canada for over two decades.

“Paul’s contributions over the past few years go beyond his role as President, Wireless, as he has been a key member of the senior leadership team at Shaw where his passion, energy and operational focus have led to the successful development of cross-divisional efforts between our Wireless and Wireline organizations,” Mr. Shaw said. “With the heavy lifting of our labour optimization behind us, it is now time to decisively evolve from a product-focused organization to a fully integrated customer-centric organization.”

“I am grateful to Brad, the Shaw Family, and our Board of Directors for the opportunity to lead the execution of the next growth phase of Shaw,” said Paul McAleese, incoming President, Shaw Communications. “Our shared philosophy focuses on strong operational control, innovative products, robust network investment and customer-focused execution. I look forward to accelerating the great operating momentum we have developed over the past few years and providing exciting growth opportunities for our approximately ten thousand dedicated Shaw employees.”

As the Voluntary Departure Program (“VDP”) approaches its completion, we are pleased to confirm that we remain on track to deliver annualized combined operating and capital savings of approximately $200 million. Over 2,900 employees have departed over the last two years as part of this program and the last remaining approximately 200 VDP employee exits will take place over the next two months.

“We are confident that we have the right team, strategy, financial strength and plan in place to capitalize on the long-term growth opportunities with a more integrated approach to the way we run our business and serve our customers, which further supports our strengthening free cash flow profile,” Mr. Shaw said.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements related to the anticipated annual savings related to the VDP (including reductions in operating expenses and capital expenditures) and other statements related to the completion of the VDP and TBT initiative, statements related to the benefits of evolving from a product-focused organization to a fully integrated customer-centric organization, and statements related to Shaw’s plans, strategies and financial performance. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, there is no significant market disruption or other significant changes in economic conditions, competition or regulation (and its impact or projected impact on the Shaw’s business); there is no significant changes to industry structure, conditions, and stability; the VDP and TBT initiative will be completed and yield the expected results and benefits. Undue reliance should not be placed on any forward-looking statement. Many factors, including those not within Shaw’s control, may cause actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to: general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans and capital projects; Shaw’s ability to close any transactions; Shaw’s ability to achieve cost efficiencies; technology, cyber security and reputational risks; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in Shaw’s 2019 Annual Report under the heading “Known events, trends, risks and uncertainties.”

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This news release provides certain future-oriented financial information as Shaw believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. Such financial information may not be appropriate for this or other purposes.

Any forward-looking statements contained herein speak only as of the date of this news release. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.